\


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   Cyrk, Inc.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   232817-10-6
                            ------------------------
                                 (CUSIP Number)

                              Robert P. Bermingham
                              The Yucaipa Companies
                    10000 Santa Monica Boulevard, Fifth Floor
                          Los Angeles, California 90067
                                 (310) 789-7200
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 1999
                    -----------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

                                  SCHEDULE 13D

CUSIP No. 232817-10-6                                        Page 2 of 12 Pages

-------------------------------------------------------------------------------
1               Name Of Reporting Person
                I.R.S. Identification Nos. Of Above Persons (Entities Only)
                           RONALD W. BURKLE
-------------------------------------------------------------------------------
2               Check The Appropriate Box If A Member Of A Group      (a)   [_]
                                                                      (b)   [X]
-------------------------------------------------------------------------------
3               SEC USE ONLY

-------------------------------------------------------------------------------
4               Source Of Funds
                           AF, OO
-------------------------------------------------------------------------------
5               Check Box If Disclosure Of Legal Proceedings Is Required
                Pursuant To Items 2(d) Or 2(e)                              [_]
-------------------------------------------------------------------------------
6               Citizenship Or Place Of Organization
                           CALIFORNIA
-------------------------------------------------------------------------------
                                    7       Sole Voting Power
                                            4,696,969*
Number of Shares                    -------------------------------------------
Beneficially                        8       Shared Voting Power
Owned by                                    4,869,046*
Each Reporting                      -------------------------------------------
Person With                         9       Sole Dispositive Power
                                            4,696,969*
                                    -------------------------------------------
                                    10      Shared Dispositive Power
                                            4,869,046*
-------------------------------------------------------------------------------
11              Aggregate Amount Beneficially Owned By Each Reporting Person
                           4,696,969*
-------------------------------------------------------------------------------
12              Check Box If The Aggregate Amount In Row (11) Excludes Certain
                Shares*                                                     [X]

-------------------------------------------------------------------------------
13              Percent Of Class Represented By Amount In Row (11)
                22.3% (based upon the number of shares of Cyrk. Inc. common stock reported as being outstanding in Cyrk, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1999)*
-------------------------------------------------------------------------------
14              Type Of Reporting Person
                           IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 232817-10-6                                        Page 3 of 12 Pages

-------------------------------------------------------------------------------
1               Name Of Reporting Person
                I.R.S. Identification Nos. Of Above Persons (Entities Only)
                           OA3, LLC
-------------------------------------------------------------------------------
2               Check The Appropriate Box If A Member Of A Group     (a)    [_]
                                                                     (b)    [X]
-------------------------------------------------------------------------------
3               SEC USE ONLY

-------------------------------------------------------------------------------
4               Source Of Funds
                           WC, OO
-------------------------------------------------------------------------------
5               Check Box If Disclosure Of Legal Proceedings Is Required
                Pursuant To Items 2(d) Or 2(e)                              [_]
-------------------------------------------------------------------------------
6               Citizenship Or Place Of Organization
                           DELAWARE
-------------------------------------------------------------------------------
                           7          Sole Voting Power
                                      4,696,969*
Number of Shares           -------------------------------------------
Beneficially               8          Shared Voting Power
Owned by                              4,869,046*
Each Reporting             -------------------------------------------
Person With                9          Sole Dispositive Power
                                      4,696,969*
                           -------------------------------------------
                           10         Shared Dispositive Power
                                      4,869,046*
-------------------------------------------------------------------------------
11              Aggregate Amount Beneficially Owned By Each Reporting Person
                           4,696,969*
-------------------------------------------------------------------------------
12              Check Box If The Aggregate Amount In Row (11) Excludes Certain
                Shares*                                                     [X]

-------------------------------------------------------------------------------
13              Percent Of Class Represented By Amount In Row (11)
                22.3% (based upon the number of shares of Cyrk. Inc. common stock reported as being outstanding in Cyrk, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1999)*
-------------------------------------------------------------------------------
14              Type Of Reporting Person
                           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 232817-10-6                                        Page 4 of 12 Pages

-------------------------------------------------------------------------------
1               Name Of Reporting Person
                I.R.S. Identification Nos. Of Above Persons (Entities Only)
                           MULTI-ACCOUNTS, LLC
-------------------------------------------------------------------------------
2               Check The Appropriate Box If A Member Of A Group      (a)   [_]
                                                                      (b)   [X]
-------------------------------------------------------------------------------
3               SEC USE ONLY

-------------------------------------------------------------------------------
4               Source Of Funds
                           OO
-------------------------------------------------------------------------------
5               Check Box If Disclosure Of Legal Proceedings Is Required
                Pursuant To Items 2(d) Or 2(e)                              [_]
-------------------------------------------------------------------------------
6               Citizenship Or Place Of Organization
                           DELAWARE
-------------------------------------------------------------------------------
                           7          Sole Voting Power
                                      4,696,969*
Number of Shares           -------------------------------------------
Beneficially               8          Shared Voting Power
Owned by                              4,869,046*
Each Reporting             -------------------------------------------
Person With                9          Sole Dispositive Power
                                      4,696,969*
                           -------------------------------------------
                           10         Shared Dispositive Power
                                      4,869,046*

-------------------------------------------------------------------------------
11              Aggregate Amount Beneficially Owned By Each Reporting Person
                           4,696,969*
-------------------------------------------------------------------------------
12              Check Box If The Aggregate Amount In Row (11) Excludes Certain
                Shares*                                                     [X]
-------------------------------------------------------------------------------
13              Percent Of Class Represented By Amount In Row (11)
                22.3% (based upon the number of shares of Cyrk. Inc. common stock reported as being outstanding in Cyrk, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1999)*
-------------------------------------------------------------------------------
14              Type Of Reporting Person
                           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 232817-10-6                                        Page 5 of 12 Pages

-------------------------------------------------------------------------------
1               Name Of Reporting Person
                I.R.S. Identification Nos. Of Above Persons (Entities Only)
                           OVERSEAS TOYS, L.P.
-------------------------------------------------------------------------------
2               Check The Appropriate Box If A Member Of A Group      (a)   [_]
                                                                      (b)   [X]
-------------------------------------------------------------------------------
3               SEC USE ONLY

-------------------------------------------------------------------------------
4               Source Of Funds
                           AF, OO
-------------------------------------------------------------------------------
5               Check Box If Disclosure Of Legal Proceedings Is Required
                Pursuant To Items 2(d) Or 2(e)                              [_]
-------------------------------------------------------------------------------
6               Citizenship Or Place Of Organization
                           DELAWARE
-------------------------------------------------------------------------------
                           7          Sole Voting Power
                                      4,696,969*
Number of Shares           -------------------------------------------
Beneficially               8          Shared Voting Power
Owned by                              4,869,046*
Each Reporting             -------------------------------------------
Person With                9          Sole Dispositive Power
                                      4,696,969*
                           -------------------------------------------
                           10         Shared Dispositive Power
                                      4,869,046*
-------------------------------------------------------------------------------
11              Aggregate Amount Beneficially Owned By Each Reporting Person
                           4,696,969*
-------------------------------------------------------------------------------
12              Check Box If The Aggregate Amount In Row (11) Excludes Certain
                Shares*                                                     [X]
-------------------------------------------------------------------------------
13              Percent Of Class Represented By Amount In Row (11)
                22.3% (based upon the number of shares of Cyrk. Inc. common stock reported as being outstanding in Cyrk, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1999)*
-------------------------------------------------------------------------------
14              Type Of Reporting Person
                           PN
-------------------------------------------------------------------------------

*  See Response to Item 5(a).

ITEM 1.  SECURITY AND ISSUER.

                This statement relates to the common stock (the "Common Stock"), $0.01 par value per share, of Cyrk, Inc., a Delaware corporation ("Cyrk"), with its principal executive offices located at 3 Pond Road, Gloucester, Massachusetts 01930. On November 10, 1999, Overseas Toys L.P., a Delaware limited partnership ("Overseas Toys"), acquired (i) 25,000 shares of Series A Senior Cumulative Participating Convertible Preferred Stock, $0.01 par value per share, of Cyrk ("Preferred Stock"), which are initially convertible into 3,030,303 shares of Common Stock, and (ii) a warrant to purchase 15,000 shares of Preferred Stock which are initially convertible into 1,666,666 shares of Common Stock. The Preferred Stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

ITEM 2.  IDENTITY AND BACKGROUND.

                (a) This statement is being filed jointly by (i) Ronald W. Burkle, an individual ("Burkle"), (ii) OA3, LLC, a Delaware limited liability company ("OA3"), (iii) Multi-Accounts, LLC, a Delaware limited liability company ("Multi-Accounts") and (iv) Overseas Toys (together with Burkle, OA3 and Multi-Accounts, the "Reporting Persons"). Effective November 11, 1999, Multi-Accounts became the sole general partner of Overseas Toys (replacing OA3). OA3 is the managing member of Multi-Accounts. Burkle is the managing member of OA3.

                (b) The address of the principal business and principal office of each of the Reporting Persons is c/o the Yucaipa Companies, 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067.

                (c) The principal business of OA3 and Multi-Accounts is acquiring, investing in and/or managing companies. The principal business of Overseas Toys is investing in the Common Stock of the Issuer. The present principal occupation or employment of Burkle is acquiring, investing in, selling and managing a variety of companies. Burkle accomplishes these tasks through a variety of partnerships and limited liability companies which are often referred to as "The Yucaipa Companies."

                (d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                (e) None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) Each of the individuals referred to in paragraph (a) above is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                On November 10, 1999, Overseas Toys paid $25,000,000 as consideration for the shares of Preferred Stock and the warrant. The warrant represents the right to purchase up to $15,000,000 worth of additional Preferred Stock.

                As of November 10, 1999, OA3, then the general partner of Overseas Toys, funded into Overseas Toys $13,000,000 of the aggregate consideration from its working capital. The remaining $12,000,000 was funded into Overseas Toys by the limited partners of Overseas Toys: Chase Equity Associates; BT Investment Partners, Inc.; TCW Leveraged Income Trust, L.P.; SunAmerica Investments, Inc.; and Salomon Brothers Holding Company, Inc. On November 11, 1999, OA3 transferred all of its interest in Overseas Toys to Multi-Accounts.

ITEM 4.  PURPOSE OF TRANSACTION.

                The Reporting Persons acquired the Preferred Stock and the warrant for investment purposes. The Reporting Persons intend to review their investment in Cyrk from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Preferred Stock and the Common Stock, (ii) subsequent developments affecting Cyrk, (iii) Cyrk's business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors deemed relevant, the Reporting Persons may decide to increase or decrease the size of their investment in Cyrk.

                Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of Cyrk and, depending upon one or more of the factors referred to above, may in the future develop such a plan or proposal.

                Pursuant to the terms of the Securities Purchase Agreement, the Board of Directors of Cyrk (the "Board") will be reconstituted to consist of seven members, three of which will be designees of Overseas Toys. Overseas Toys shall be entitled to three designees for director so long as Overseas Toys owns securities representing at least 3,131,313 shares of Common Stock, and to two designees for nomination for director so long as it owns securities representing at least 1,565,656 shares of Common Stock, and to one designee for director so long as it owns securities representing at least 782,828 shares of Common Stock. As discussed in Item 5 below, the Preferred Stock held by Overseas Toys is initially convertible into 3,030,303 shares of Common Stock, and the warrant held by Overseas Toys represents a warrant to purchase 15,000 shares of Preferred Stock which are initially convertible into 1,666,666 shares of Common Stock. As discussed in Item 6 below, pursuant to the Voting Agreement, stockholders holding approximately 31% of the currently outstanding Common Stock have agreed to vote to elect Overseas Toys' nominees for director. In addition, so long as Overseas Toys is entitled to nominate any such designees, Overseas Toys will be entitled to name one designee as Chairman of the Board. Overseas Toys has initially designated Burkle, Richard Wolpert and George Golleher as its three nominees to the Board and Burkle as the Chairman.

                Pursuant to a Management Agreement between Cyrk and The Yucaipa Companies LLC, a Delaware limited liability company ("Yucaipa"), Yucaipa will provide Cyrk with management and financial consultation services in exchange for an annual fee of $500,000 per year. See "Management Agreement" in Item 6 below. Burkle is the managing member of Yucaipa.

                So long as Overseas Toys beneficially owns securities representing at least 782,828 shares of Common Stock and Cyrk complies with its covenants under the Securities Purchase Agreement, Overseas Toys has agreed that it will not (without the consent of Cyrk) acquire or propose to acquire additional shares of Common Stock or solicit proxies in opposition to the board of directors of Cyrk. However, if without the support of Cyrk's board of directors any third party acquires more than 20% of the outstanding Common Stock, solicits proxies or makes any announcement of its intent to do the foregoing, then Overseas Toys may make a proposal to the disinterested members of the board of directors to acquire additional shares of Common Stock or solicit proxies. In addition, Overseas Toys may acquire shares of Common Stock to preserve its voting power and the voting power of the parties to the Voting Agreement, provided that any shares in excess of 23% of the outstanding shares must be voted in proportion to the votes of all other shareholders on all matters other than the election of Overseas Toys' nominations to the board of directors. The securities acquired by Overseas Toys will not be subject to any transfer restrictions other than those imposed by applicable securities laws. Transferees will not be bound by the standstill provisions described in this paragraph.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                (a) Overseas Toys acquired (i) 25,000 shares of Preferred Stock, which are initially convertible into 3,030,303 shares of Common Stock, and (ii) a warrant to purchase 15,000 additional shares of Preferred Stock which are initially convertible into 1,666,666 shares of Common Stock. Thus, assuming exercise of the warrant and the conversion of all the shares of Preferred Stock owned by Overseas Toys, Overseas Toys would own 4,696,969 shares of Common Stock. Following the issuance of such shares, and based upon the number of shares of Common Stock reported as being outstanding in Cyrk's quarterly report on Form 10-Q for the quarter ended June 30, 1999, such shares would constitute approximately 23.0% of the Common Stock.

                    Pursuant to the Voting Agreement described in Item 6 below, certain shareholders of Cyrk (the "Shareholders") are required, in specific circumstances, to vote all of the shares of Cyrk's Common Stock held by each such Shareholder in favor of the designees of Overseas Toys for election to the Board of Directors of Cyrk. Certain of the Shareholders also granted a proxy appointing Overseas Toys as such stockholders' attorney-in-fact and proxy, with full power of substitution, for and in each Shareholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power solely with respect to the election to the Board of Directors of Overseas Toys' designees as set forth in the preceding sentence. Accordingly, the Reporting Persons may be deemed to share voting power over the shares of Common Stock owned by the Shareholders. In addition, certain of the Shareholders' disposition of the shares of Common Stock owned by such shareholders is restricted under certain circumstances by the Voting Agreement. Accordingly, the Reporting Persons may be deemed to have shared dispositive power over the shares of Common Stock owned by such shareholders. The Shareholders own 4,869,046 shares of Common Stock, an amount which represents approximately 31% of the currently issued and outstanding Common Stock. Assuming exercise of the warrant and the conversion of all shares of Preferred Stock owned by Overseas Toys as described above, following the issuance of such shares, such shares combined with the shares of the Shareholders would number 9,566,015, which would then constitute approximately 46.8% of the Common Stock. The Reporting Persons expressly disclaim any admission that they have beneficial ownership of, or any pecuniary interest in, any shares of Common Stock except the 4,696,969 shares with respect to which they possess sole dispositive power.

                (b) Burkle controls OA3, which controls Multi-Accounts, which in turn controls Overseas Toys. Overseas Toys has sole voting and dispositive power of 4,696,969 shares of Common Stock. See the response to Item 5(a) above.

                (c)        None, to the knowledge of the Reporting Persons.

                (d)        None, to the knowledge of the Reporting Persons.

                (e)        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Overseas Toys and Cyrk have entered into a Securities Purchase Agreement and a Registration Rights Agreement. Overseas Toys and certain stockholders of Cyrk (Patrick Brady, Allan Brown, Gregory Shlopak the Cyrk International Foundation and The Eric Stanton Self-Declaration of Revocable Trust) have entered into a

Voting Agreement. Yucaipa and Cyrk have entered into a Management Services Agreement.

                SECURITIES PURCHASE AGREEMENT

                Pursuant to the Securities Purchase Agreement between Overseas Toys and Cyrk, Overseas Toys paid Cyrk $25 million for $25 million face amount of convertible preferred stock and a warrant to purchase additional preferred stock for $15 million. The Securities Purchase Agreement provides for board representation for Overseas Toys as described in Item 4 above, and also contains the standstill provisions described in Item 4 above. The Securities Purchase Agreement contains customary representation and warranties and covenants.

                VOTING AGREEMENT

                Pursuant to the Voting Agreement between Oversees Toys and Patrick Brady, Allan Brown, Gregory Shlopak, the Cyrk International Foundation and The Eric Stanton Self-Declaration of Revocable Trust, these stockholders have agreed to vote all of their shares of Common Stock to elect three nominees of Overseas Toys to the board of directors of Cyrk. These stockholders together own approximately 31% of the currently outstanding Common Stock. In addition, subject to certain exceptions, Messrs. Brady and Brown and the Cyrk International Foundation and The Eric Stanton Self-Declaration of Revocable Trust have agreed not to sell any of their shares of Common Stock until Cyrk's 2001 annual meeting.

                REGISTRATION RIGHTS AGREEMENT

                Overseas Toys and Cyrk entered into a Registration Rights Agreement whereby Overseas Toys will have certain registration rights with respect to the resale of (1) Overseas Toys' Common Stock issuable upon conversion of any of its shares of Preferred Stock and (2) the warrant. The Company has granted Overseas Toys an unlimited number of so-called "demand registration rights" to require Cyrk to use its best efforts to register the resale of these securities; however, Overseas Toys must sell in each demand registration at least the greater of 1,000,000 shares of Common Stock or the remaining number of shares of Common Stock then held by Overseas Toys.

                In addition, if Cyrk registers for the resale of shares of Common Stock for Cyrk's account or for the account of its other stockholders, Cyrk also may have to include in the registration shares held by Overseas Toys. Overseas Toys has an unlimited number of these so-called "piggyback registration rights".

                MANAGEMENT AGREEMENT

                Pursuant to a Management Agreement between Yucaipa and Cyrk, Yucaipa will provide Cyrk with management and financial consultation services in exchange for an annual fee of $500,000 per year. In addition, under the agreement, Cyrk will pay Yucaipa a consulting fee equal to one percent of the total purchase price for any acquisition or disposition transactions by Cyrk in which Yucaipa provides consultation to Cyrk. Cyrk will also reimburse Yucaipa up to $500,000 per year for all of its reasonable out-of-pocket expenses incurred by it in connection with the performance of its duties under the Management Agreement. The term of the Management Agreement is for five years, with automatic renewals for successive five year terms at the end of each year unless either Cyrk or Yucaipa elect not to renew. Upon a change of control of Cyrk, or a termination of the Management Agreement by Cyrk other than for cause, Yucaipa shall be entitled to receive a lump-sum payment equal to amounts payable under the Management Agreement for the remainder of the term, discounted to present value.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                Exhibit 99.1 Securities Purchase Agreement, dated as of
                             September 1, 1999, by and between Overseas Toys, L.P., a Delaware limited partnership, and Cyrk, Inc., a

                        Delaware corporation (incorporated by reference to Exhibit A of Cyrk, Inc's Definitive Proxy Statement on
                        Schedule 14A, filed October 12, 1999, File No.
                        0-21878).

         Exhibit 99.2 Voting Agreement, dated as of September 1, 1999, by and among Overseas Toys, L.P., a Delaware limited partnership, and Patrick Brady, Allan Brown, Gregory Shlopak, the Cyrk International Foundation and The Eric Stanton Self-Declaration of Revocable Trust (incorporated by reference to Exhibit 99.1 of Amendment No. 2 to Schedule 13D, filed by Eric Stanton on September 15, 1999, File No. 5-43175 or 0-21878).

         Exhibit 99.3 Registration Rights Agreement, dated as of November 10, 1999, by and between Overseas Toys, L.P., a Delaware limited partnership, and Cyrk, Inc., a Delaware corporation (incorporated by reference to Exhibit 4.2 of Cyrk, Inc's Current Report on Form 8-K, filed September 3, 1999, File No. 0-21878) (on November 10, 1999, the following modifications were made to the document hereby incorporated by reference:
                        (i) the date "November 10, 1999" was inserted as the effective date throughout the agreement, and (ii) the document was executed by the parties thereto).

         Exhibit 99.4 Management Agreement, dated as of November 10, 1999, by and between The Yucaipa Companies LLC, a Delaware limited liability company, and Cyrk, Inc., a Delaware corporation (incorporated by reference to Exhibit 10.1 of Cyrk, Inc's Current Report on Form 8-K, filed September 3, 1999, File No. 0- 21878) (on November 10, 1999, the following modifications were made to the document hereby incorporated by reference: (i) the date "November 10, 1999" was inserted as the effective date throughout the agreement, (ii) The Yucaipa Companies, LLC, a Delaware limited liability company, replaced The Yucaipa Companies, a California general partnership, as party to the agreement, (iii) the phrase "November 10, 1999 (following the Special Meeting of Cyrk's Stockholders on such date)" was inserted into the blank in Section 8.3, and (iv) the document was executed by the parties thereto).

         Exhibit 99.5 Joint Filing Agreement, dated as of November 15, 1999, by and among Ronald W. Burkle, OA3, LLC, a Delaware limited liability company, and Overseas Toys L.P., a Delaware limited partnership.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 1999

                                                  Overseas Toys, L.P.

                                                  By: Multi-Accounts, LLC

                                                  Its General Partner

                                                  By: OA3, LLC
                                                  Its Managing Member

                                                       By: /s/ Ronald W. Burkle
                                                       Its: Managing Member

                                                  Multi-Accounts, LLC

                                                  By: OA3, LLC
                                                  Its Managing Member

                                                       By: /s/ Ronald W. Burkle
                                                       Its: Managing Member

                                                  OA3, LLC

                                                  By: /s/ Ronald W. Burkle
                                                  Its Managing Member

                                                  Ronald W. Burkle

                                                  /s/ Ronald W. Burkle


                                  EXHIBIT INDEX

         EXHIBIT NO.    DESCRIPTION

         Exhibit 99.1 Securities Purchase Agreement, dated as of September 1, 1999, by and between Overseas Toys, L.P., a Delaware limited partnership, and Cyrk, Inc., a Delaware corporation (incorporated by reference to Exhibit A of Cyrk, Inc's Definitive Proxy Statement of Schedule 14A, filed October 12, 1999, File No. 0-21878).

         Exhibit 99.2 Voting Agreement, dated as of September 1, 1999, by and among Overseas Toys, L.P., a Delaware limited partnership, and Patrick Brady, Allan Brown, Gregory Shlopak, the Cyrk International Foundation and The Eric Stanton Self-Declaration of Revocable Trust (incorporated by reference to Exhibit 99.1 of Amendment No. 2 to Schedule 13D, filed by Eric Stanton on September 15,

                        1999, File No. 5-43175 or 0-21878).

         Exhibit 99.3 Registration Rights Agreement, dated as of November 10, 1999, by and between Overseas Toys, L.P., a Delaware limited partnership, and Cyrk, Inc., a Delaware corporation (incorporated by reference to Exhibit 4.2 of Cyrk, Inc's Current Report on Form 8-K, filed September 3, 1999, File No. 0-21878) (on November 10, 1999, the following modifications were made to the document hereby incorporated by reference:
                        (i) the date "November 10, 1999" was inserted as the effective date throughout the agreement, and (ii) the document was executed by the parties thereto).

         Exhibit 99.4 Management Agreement, dated as of November 10, 1999, by and between The Yucaipa Companies LLC, a Delaware limited liability company, and Cyrk, Inc., a Delaware corporation (incorporated by reference to Exhibit 10.1 of Cyrk, Inc's Current Report on Form 8-K, filed September 3, 1999, File No. 0- 21878) (on November 10, 1999, the following modifications were made to the document hereby incorporated by reference: (i) the date "November 10, 1999" was inserted as the effective date throughout the agreement, (ii) The Yucaipa Companies, LLC, a Delaware limited liability company, replaced The Yucaipa Companies, a California general partnership, as party to the agreement, (iii) the phrase "November 10, 1999 (following the Special Meeting of Cyrk's Stockholders on such date)" was inserted into the blank in Section 8.3, and (iv) the document was executed by the parties thereto).

         Exhibit 99.5 Joint Filing Agreement, dated as of November 15, 1999, by and among Ronald W. Burkle, OA3, LLC, a Delaware limited liability company, and Overseas Toys L.P., a Delaware limited partnership.